September 29, 2017

VIA EDGAR

Ms. Lisa Larkin, Esq.
Division of Investment Management, Disclosure Review Office
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	FORUM FUNDS II ABR Enhanced Short Volatility Fund (the “Fund") (File Nos. 811-22842 and 333-188521)

Dear Ms. Larkin:

On July 19, 2017, Forum Funds II (“Registrant”) filed Post-Effective Amendment No. 85 (“PEA 85”) to its Registration Statement on Form N-1A with the U.S. Securities and Exchange Commission (the “SEC”) to register shares of the Fund, a new series of the Registrant (accession number 0001435109-17-000471) (the “Registration Statement”). Below is a summary of the comments provided by the SEC staff (“Staff”) via telephone on Monday, August 28, 2017 regarding PEA 85 and the Registrant’s responses to the comments. Unless otherwise stated herein, defined terms have the same meaning as set forth in the Registration Statement. The changes to the Registration Statement described below have been incorporated in a post-effective amendment, which is expected to be filed concurrently with this letter pursuant to Rule 485(b) of Regulation C under the Securities Act of 1933, as amended (“1933 Act”).

PROSPECTUS

Comment 1: In the section entitled “Investment Objective,” please revise the disclosure to be more plain English or remove the portion of the disclosure relating to the investment strategy, i.e., how the Fund achieves its investment objective.

Response: Registrant has revised the disclosure consistent with the Staff’s comment. The Fund’s investment objective has been revised as follows: The ABR Enhanced Short Volatility Fund (the “Fund”) seeks investment results that correspond generally to the performance, before the Fund’s fees and expenses, of the ABR Enhanced Short Volatility Index.

Comment 2: In the section entitled “Fees and Expenses,” footnote 2 to the Annual Fund Operating Expenses table references an expense limitation agreement that does not exclude from the expense cap dividend and interest expenses from short sales. Please supplementally confirm that dividend and interest expenses on short sales are appropriately included within the scope of the expense cap.

Response: Registrant confirms that dividend and interest expenses from short sales are deliberately omitted from the exclusions to the Expense Cap stated in footnote 2 to the Annual Fund Operating Expenses table. As a result, dividend and/or interest expenses from the Fund’s short sales activities remain within the scope of the Expense Cap and will be reimbursed by the Adviser to the extent necessary to keep the Fund’s Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement at the stated Expense Cap.

Comments 3: Please confirm supplementally that the Adviser may be reimbursed by the Fund for fees waived and expenses reimbursed by the Adviser pursuant to the Expense Cap if such payment (1) is made within three years of the fee waiver or expense reimbursement, (2) is approved by the Board, and (3) does not cause the Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement of the Fund to exceed the Expense Cap in place at the time the fees were waived, consistent with footnote 2 to the Annual Fund Operating Expenses table.

U.S. Securities and Exchange Commission
September 29, 2017

Response: Registrant confirms that the Adviser may be reimbursed by the Fund for fees waived and expenses reimbursed by the Adviser pursuant to the Expense Cap if such payment (1) is made within three years of the fee waiver or expense reimbursement, (2) is approved by the Board, and (3) does not cause the Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement of the Fund to exceed the Expense Cap in place at the time the fees were waived, consistent with footnote 2 to the Annual Fund Operating Expenses table.

Comment 4: In the section entitled “Principal Investment Strategies,” please state the anticipated percentage allocation of the Fund’s assets among short equity volatility exposure, long treasury exposure, and cash.

Response: Registrant refers the Staff to the second paragraph in the Fund’s principal investment strategies, which states, in relevant part,

The Fund’s short exposure to the S&P 500® VIX Short-Term Futures Total Return Index may reach 100%. The Fund’s long exposure to the ICE U.S. Treasury 20+ Year Bond Index may reach 80%. The Fund’s exposure to cash may reach 100%.

As further stated in the Fund’s principle investment strategies, the Fund is rebalanced daily, so it is not possible to anticipate the allocations without knowing future market conditions.

Comment 5: In the section entitled “Principal Investment Strategies,” please include a plain English definition for the each of the terms “short equity volatility exposure” and “long-treasury exposure.” In addition, please describe in plain English each of (i) the ABR Enhanced Short Volatility Index Powered by Wilshire (“ABR Index”); (ii) the S&P 500® VIX Short-Term Futures Total Return Index (“S&P Index”); and (iii) the ICE U.S. Treasury 20+ Year Bond Index (“ICE Treasury Index”).

Response: Registrant has revised the disclosure consistent with the Staff’s comment to include plain English definitions for each of the above-referenced terms. Accordingly, the principal investment strategies have been revised as follows:

The Fund will invest primarily in securities and derivative instruments that provide exposure to enhanced short volatility. For purposes of this policy, enhanced short volatility includes short equity volatility exposure, long treasury exposure, and cash. Volatility is a measure of the way that asset prices move in the market, which gives an indication of uncertainty and, thus, a measure of risk. When the Fund is short equity volatility exposure, it has taken an opposing position to the movement of equity volatility in the market. When the Fund is long treasury exposure, it has taken a position in favor of U.S. treasury securities under the belief that the value of such investments will rise. The Fund employs a model-driven investment approach to determine an allocation among short equity volatility (via instruments that correspond generally to the S&P 500® VIX Short-Term Futures Total Return Index), long treasury exposure (via instruments that correspond generally to the ICE U.S. Treasury 20+ Years Bond Index), and cash (via cash instruments). The Fund’s investment model is designed to hold each security in approximately the same proportion as its weighting in the ABR Enhanced Short Volatility Index Powered by Wilshire (the “Index”). The Fund may also invest in Exchange Traded Products (“ETPs”).

U.S. Securities and Exchange Commission
September 29, 2017

The Index employs a proprietary model in an effort to obtain long-term returns by utilizing short exposure to volatility in the market to capitalize on the long-term downward trend of volatility assets. The S&P 500® VIX Short-Term Futures Total Return Index reflects the result of a theoretical blended portfolio of VIX Index futures, which is designed to be a consistent measure of the performance of short-term VIX Index futures over time. The ICE U.S. Treasury 20+ Year Bond Index is an unmanaged index of U.S. Treasury securities that have a remaining maturity of at least 20 years.

Comment 6: With regard to the second sentence in the section entitled “Principal Investment Strategies,” please explain the use of the term “enhanced” when used in reference to short volatility.

Response: The term “enhanced” in the context of the Fund’s short volatility strategy refers to the dynamic daily rebalance of the Fund’s portfolio, which is intended to target better risk-adjusted returns than conventional static short volatility (as measured by short exposure to the S&P 500® VIX Short-Term Futures Total Return Index).

Comment 7: Please explain supplementally why the Fund does not have a policy to invest, under normal market conditions, at least 80% of its net assets (plus borrowings for investment purposes) in the components of the ABR Index, given the correlation between the Fund’s name and the ABR Index.

Response: Because the term “enhanced short volatility” connotes an investment strategy, not a particular type of investment, Registrant believes that the Fund is not subject to the 80% requirement in Rule 35d-1. See U.S. Securities and Exchange Commission, Frequently Asked Questions About Rule 35d-1 (Investment Company Names) at Question 9, available at www.sec.gov/divisions/investment/guidance/rule35d-1faq.htm.

Comment 8: Please explain supplementally the mechanics of how the Fund intends to track an index (in this case, the ABR Index), which in turn tracks two other indices (in this case, each of the S&P Index and the ICE Treasury Index). Please explain supplementally how an index can track two other indices.

Response: The ABR Index does not, and is not intended to, track any other indices. The ABR Index is comprised of a combination of two component indices. The Fund, in turn, is designed to hold each security in approximately the same proportion as its weighting in the ABR Index.

Comment 9: The Fund’s Principal Investment Strategies state that the Fund may use derivative instruments in pursuit of its investment objective. Please explain supplementally how the use of derivative instruments may be reconciled with the disclosure in the Fund’s Principal Investment Strategies that states the Fund’s investment model is designed to hold each security in approximately the same proportion as its weighting in the ABR Index.

Response: As stated in the Fund’s prospectus, the Fund’s investment model is designed to hold each security in approximately the same proportion as its weighting in the ABR Index. The ABR Index is comprised of a combination of two component indices, the S&P 500® VIX Short-Term Futures Total Return Index and the ICE U.S. Treasury 20+ Year Bond Index. The S&P 500® VIX Short-Term Futures Total Return Index, in turn, is comprised of futures on equity volatility, which are derivative instruments. The Fund, therefore, holds derivatives instruments because the Fund’s investment model is designed to hold each security in the same proportion as its weighting in the ABR Index, including the derivative instruments that comprise the indices underlying the ABR Index.

U.S. Securities and Exchange Commission
September 29, 2017

Comment 10: In the section entitled “Principal Investment Strategies,” the first sentence of the second paragraph states that the Fund does not seek to outperform the Index. However, in the context of an index fund, the term “enhanced” may be interpreted to mean that the fund intends to outperform the index that it tracks. Please consider whether it is appropriate to include the word “enhanced” in the Fund’s name if the Fund does not seek to outperform the Index.

Response: The Fund is not an index fund so the term “enhanced” does not relate to the Fund’s performance relative to that of an index. As stated in the response to comment 6, above, the term “enhanced” refers to the Fund’s method for attempting to provide better risk-adjusted returns than conventional static volatility. This is true of both the ABR Index, which includes the term “enhanced,” as well as the Fund.

Comment 11: In the section entitled “Principal Investment Strategies,” the second sentence of the second paragraph states “The Index is designed to capture part of the historical long-term downward trend of equity volatility instruments while attempting to mitigate their losses in an equity crisis.” Please revise this statement to be more plain English.

Response: Registrant has revised the disclosure consistent with the Staff’s comment in order to include a more plain English description of the Index’s design. Accordingly, the principal investment strategies have been revised to state that “The Index is designed to use short exposure to volatility in order to increase returns when volatility instruments decline in value and mitigate losses when volatility instruments rise sharply in value.

Comment 12: In the section entitled “Principal Investment Strategies,” the second sentence of the second paragraph states “The Index is designed to capture part of the historical long-term downward trend of equity volatility instruments while attempting to mitigate their losses in an equity crisis” (emphasis added). The website for the ABR Index’s website, however, states that the Index attempts to mitigate appreciation of volatility assets in a crisis. Please supplementally reconcile the discrepancy between mitigating losses (as stated in the Prospectus) and mitigating appreciation (as stated on the Index website).

Response: Short volatility loses in a crisis. Long volatility appreciates in a crisis. These statements can be reconciled because the Fund is designed to gain when volatility declines and lose (but at a lesser rate) when volatility appreciates.

Comment 13: In the section entitled “Principal Investment Strategies,” the final three sentences of the second paragraph state that “The Fund’s short exposure to the S&P 500® VIX Short-Term Futures Total Return Index may reach 100%. The Fund’s long exposure to the ICE U.S. Treasury 20+ Year Bond Index may reach 80%. The Fund’s exposure to cash may reach 100%.” Please explain supplementally how the Fund may achieve these high percentage exposures if the Fund’s holdings are in proportion to the ABR Index. In addition, please state supplementally the circumstances that would cause the Fund to alter its allocations.

U.S. Securities and Exchange Commission
September 29, 2017

Response: The Fund’s exposures will not reach the stated high levels simultaneously. Instead, the Fund’s assets are allocated in accordance with the investment model and may reach the stated levels depending on the conditions in the market at any given time. For example, if the Fund’s short volatility allocation is high, then the Fund’s long treasury exposure and exposure to cash are low. The Fund’s aggregate exposure will never exceed 100%. The Fund’s daily portfolio rebalances are model-driven and depend on market conditions, including volatility in the equity markets. Typically, low volatility in the markets would be associated with a low short exposure to the S&P 500® VIX Short-Term Futures Total Return Index and a high exposure to the ICE U.S. Treasury 20+ Year Bond Index.

Comment 14: Please state supplementally the Fund’s expectations with respect to correlation to the ABR Index and whether correlation to the ABR Index is quantifiable.

Response: Registrant cannot represent the level of correlation to the ABR Index with certainty prior to the commencement of the Fund’s operations, but anticipates a positive correlation.

Comment 15: In the section entitled “Principal Investment Strategies,” the first sentence in the third paragraph states that the Fund invests in derivative instruments, among other instruments, to meet its investment objective. Please state the specific types of derivative instruments in which the Fund will invest.

Response: Registrant has revised the disclosure consistent with the Staff’s comment.

Comment 16: Please provide the white paper explaining the Index methodology to assist with the Staff’s determination as to whether the Fund is an index fund. The website for the Index had a few paragraphs, but not a full methodology description. The white paper would be submitted with request for confidential treatment, which is non-public. Be sure to reach out to Lisa Larkin first to discuss the process for ensuring a confidential, non-public filing.

Response: Because the Fund is not an index fund, no such additional materials are available for review. The Fund employs a model-driven investment approach to determine an allocation among short equity volatility exposure, long treasury exposure, and cash. The allocation of the Fund’s assets are rebalanced once daily to follow generally the proportions of the Index’s exposure to the S&P 500® VIX Short-Term Futures Total Return Index, the ICE U.S. Treasury 20+ Years Bond Index, and cash based on the investment model’s assessed volatility in the market.

Comment 17: In the section entitled “Principal Investment Strategies,” much of the disclosure suggests that the Adviser retains significant discretion over the Fund’s investments, which is inconsistent with the parameters of an index fund. If the Adviser does not retain investment discretion, please revise the disclosure to state as much. If the Adviser does retain investment discretion, please revise the disclosure to state the limited circumstances under which such investment discretion is appropriate. If such investment discretion is not confined to the limited circumstances provided for in the existing industry guidance, the Fund cannot be considered an index fund.

If the Fund is determined to be an index fund, industry guidelines applicable to index funds would require that the disclosure be revised to include, among other things, (i) an 80% investment policy; (ii) a plain English description of the index methodology in the Principal Investment Strategies, including component selection criteria and weighting methodology (e.g., price weighted); and (iii) the risks applicable to investing in an index fund. In addition, the disclosure would need to be revised to reference that derivatives may only be utilized if they are a component of the index.

U.S. Securities and Exchange Commission
September 29, 2017

Response: As stated above, Registrant submits that the Fund is not an index fund. The Fund employs a model-driven investment approach to determine an allocation among short equity volatility exposure, long treasury exposure, and cash. The Fund’s investment model is designed to hold each security in approximately the same proportion as its weighting in the Index, but the Adviser cannot guarantee that the Fund will track the index. The Adviser may cause the Fund to seek a temporary defensive position under certain market conditions, which is inconsistent with the nature of an index fund.

Comment 18: Please state supplementally whether the index provider is an affiliate of the Fund. If so, please revise the disclosure to state that the index was created and sponsored by an affiliate of the Fund and explain the nature of the affiliation. In addition, please confirm supplementally that the Fund and Adviser have adopted policies under Rule 17j-1 of the Investment Company Act of 1940 and Rule 204A-1 of the Advisers Act of 1940 to address conflicts as a result of self-indexing.

Response: The Index is calculated by an independent, third-party calculation agent and not by the Adviser or the Fund or any affiliate of the Adviser or Fund. Accordingly, while the Adviser has adopted policies under Rule 17j-1 of the Investment Company Act of 1940 and Rule 204A-1 of the Advisers Act of 1940 to address conflicts, they do not address self-indexing.

Comment 19: The section entitled “Principal Investment Risks” includes a risk for use of futures contracts. Please revise the section entitled “Principal Investment Strategies” to include reference to the Fund’s use of futures contracts or remove the risk disclosure. To the extent that other derivative instruments are used, please revise the disclosure to state with specificity the types of derivative instruments employed by the Fund and include the appropriate risk factors.

Response: Registrant has revised the disclosure consistent with the Staff’s comment.

Comment 20: The section entitled “Principal Investment Risks” contains Large Capitalization Company Risk. Please revise the section entitled “Principal Investment Strategies” to explain how large capitalization companies are involved in the Fund’s investment strategy.

Response: As already stated in the Fund’s principal investment strategies, the allocation of the Fund’s assets are systematically rebalanced once daily to follow generally the proportion of the Index’s exposure to the S&P 500® VIX Short-Term Futures Total Return Index, the ICE U.S. Treasury 20+ Years Bond Index, and cash based on the investment model’s assessed volatility in the market. Because the S&P 500® VIX Short-Term Futures Total Return Index is comprised of large capitalization constituents, the Fund may be exposed to large capitalization companies. Accordingly, Registrant has revised the disclosure consistent with the Staff’s comment to make clear that the equity volatility positions to which the Fund is exposed are comprised of large capitalization companies.

Comment 21: The section entitled “Principal Investment Risks” contains Passive Management Risk, which is inconsistent with the statements in the Fund’s principal investment strategy relating to active management. Please reconcile.

U.S. Securities and Exchange Commission
September 29, 2017

Response: Registrant has revised the disclosure by removing Passive Management Risk, consistent with the Staff’s comment.

Comment 22: In the section entitled “Principal Investment Risks,” please revise the Short Sales Risk to state that the Fund will engage in short sale transactions (as opposed to may engage in short sale transactions). In addition, please revise the section entitled “Principal Investment Strategies” to explain the Fund’s use of short sales as part of the investment strategy.

Response: Registrant has revised the disclosure consistent with the Staff’s comment.

Comment 23: In the section entitled “Principal Investment Risks,” please revise the disclosure to include index provider risk and index fund concentration risk if the Fund is determined to be an index fund.

Response: Registrant respectfully states that this disclosure is not necessary as the Fund is not an index fund.

Comment 24: The section entitled “Principal Investment Strategy” states that the Fund employs a model-driven investment approach. If the Fund is determined to be an index fund, please consider whether using the term “model-driven” is appropriate.

Response: Registrant respectfully states that the term model-driven is appropriate, inasmuch as the Fund is not an index fund.

Comment 25: In the section entitled “Additional Information Regarding Principal Investment Strategies,” please explain the factors relied upon by the Adviser in determining which securities to sell. If the Fund employs a model-driven approach to purchases and sales of securities, please explain the parameters that would dictate when the Fund would sell securities. See Item 9(b)(2) of Form N-1A.

Response: Registrant has revised the disclosure to reflect that the model considers factors such as current levels of, and trends in, large capitalization equity volatility markets when determining which securities to sell, consistent with the Staff’s comment.

Comment 26: The section entitled “Additional Information Regarding Principal Investment Strategies” includes disclosure concerning temporary defensive position. If the Fund is determined to be an index fund, please explain supplementally how the Fund would take a temporary defensive position.

Response: The Fund is not an index fund, and thus may take a temporary defensive position under market conditions that the Adviser deems appropriate for the Fund.

Comment 27: In the section entitled “Management,” please revise the portfolio managers disclosure to state what Mr. Lukof is the Founder and CEO of.

Response: Registrant has revised the disclosure consistent with the Staff’s comment.

Comment 28: In the paragraph entitled “Selling Shares” under the section entitled “Your Account,” please consider whether the disclosure concerning the Fund’s method for meeting shareholder redemption requests needs to be revised to address differences between stressed market conditions and regular market conditions in accordance with Instruction 8 of Item 11(c) of Form N-1A.

U.S. Securities and Exchange Commission
September 29, 2017

Response: The Fund’s methods for meeting shareholder redemption requests do not differ in stressed market conditions as compared to regular market conditions. Accordingly, no additional disclosure is proposed to be included.

STATEMENT OF ADDITIONAL INFORMATION (“SAI”)

Comment 29: If the Fund is determined to be an index fund, please revise the Fund’s concentration policy.

Response: The Fund is not an index fund. Accordingly, the Fund does not need to revise its concentration policy.

Comment 30: With respect to the trustee table provided in the section entitled “Board of Trustees, Management and Service Providers,” please include a parenthetical for Mark Moyer explaining the nature of his independent consultant and interim CFO services to non-profit organizations.

Response: Registrant has revised the disclosure consistent with the Staff’s comment.

Comment 31: With respect to the trustee table provided in the section entitled “Board of Trustees, Management and Service Providers,” please explain supplementally why Stacey Hong is considered to be an “Interested Trustee.”

Response: Mr. Hong is considered to be an “Interested Trustee” due to his affiliation with Atlantic Fund Services, the Fund’s administrator.

If you have any questions or concerns regarding the enclosed information, please do not hesitate to contact me directly at (207) 347-2076.

Kind regards,

/s/ Zachary R. Tackett
Zachary R. Tackett

cc:        Alison Fuller, Esq.
Christopher Zimmerman, Esq.
Stradley Ronon Stevens & Young, LLP